# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INHIBIKASE THERAPEUTICS, INC., CIK 0001750149
CUSIP: 45719W205
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1000 N. WEST STREET, SUITE 1200, WILMINGTON, Delaware (DE), 19801
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-25-014198
Filed by CIK 0001472322

## Reporting persons
- Nantahala Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 7,037,916; sole dispositive power 0; shared dispositive power 7,037,916; aggregate amount beneficially owned 7,037,916 (5.68% of the class)
- Wilmot B. Harkey: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,037,916; sole dispositive power 0; shared dispositive power 7,037,916; aggregate amount beneficially owned 7,037,916 (5.68% of the class)
- Daniel Mack: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,037,916; sole dispositive power 0; shared dispositive power 7,037,916; aggregate amount beneficially owned 7,037,916 (5.68% of the class)

## Item 1. Issuer
Name of issuer: INHIBIKASE THERAPEUTICS, INC.
Address of issuer's principal executive offices: 1000 N. WEST STREET, SUITE 1200 WILMINGTON, DELAWARE, 19801

## Item 2. Person Filing
Name of person filing:
(1) Nantahala Capital Management, LLC ("Nantahala")
(2) Wilmot B. Harkey
(3) Daniel Mack (together the "Reporting Persons")
Address of principal business office or, if none, residence: 130 Main St. 2nd Floor, New Canaan, Connecticut 06840
Citizenship:
(1) Nantahala is a Massachusetts limited liability company.
(2) Each of Messrs. Harkey and Mack is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2025, Nantahala may be deemed to be the beneficial owner of 7,037,916 Shares held by funds and separately managed accounts under its control, and as the managing members of Nantahala, each of Messrs. Harkey and Mack may be deemed to be a beneficial owner of those Shares. The 7,037,916 Shares includes 3,108,624 Shares which may be acquired by the Reporting Persons within sixty days through the exercise of warrants.
Percent of class:
As of December 31, 2025, each of the Reporting Persons may be deemed to be the beneficial owner of the following percentage of the total number of Shares outstanding:
(1) Nantahala Capital Management, LLC ("Nantahala") : 5.68%
(2) Wilmot B. Harkey: 5.68%
(3) Daniel Mack: 5.68%
Sole power to vote or to direct the vote:
(1) Nantahala Capital Management, LLC ("Nantahala") : 0 Shares.
(2) Wilmot B. Harkey: 0 Shares.
(3) Daniel Mack: 0 Shares.
Shared power to vote or to direct the vote:
(1) Nantahala Capital Management, LLC ("Nantahala") : 7,037,916 Shares.
(2) Wilmot B. Harkey: 7,037,916 Shares.
(3) Daniel Mack: 7,037,916 Shares.
Sole power to dispose or to direct the disposition:
(1) Nantahala Capital Management, LLC ("Nantahala") : 0 Shares.
(2) Wilmot B. Harkey: 0 Shares.
(3) Daniel Mack: 0 Shares.
Shared power to dispose or to direct the disposition:
(1) Nantahala Capital Management, LLC ("Nantahala") : 7,037,916 Shares.
(2) Wilmot B. Harkey: 7,037,916 Shares.
(3) Daniel Mack: 7,037,916 Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Each of Messrs. Harkey and Mack is filing this Schedule 13G as a control person in respect of shares beneficially owned by Nantahala, an investment adviser as described in ss. 240.13d-1(b)(1)(ii)(E). See Item 4(a).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nantahala Capital Management, LLC: /s/ Taki Vasilakis, Taki Vasilakis / Chief Compliance Officer (02/13/2026)
- Wilmot B. Harkey: /s/ Wilmot B. Harkey, Wilmot B. Harkey (02/13/2026)
- Daniel Mack: /s/ Daniel Mack, Daniel Mack (02/13/2026)